September 13, 2022

Via Edgar

Ms. Jane Park

Division of Corporation

Office of Life Sciences

U.S. Securities and Exchange Commission

Re:	Jin Medical International Ltd.
Amendment No. 6 to Registration Statement on Form F-1
Filed August 31, 2022
File No. 333-259767

Dear Ms. Park:

This letter is in response to the letter dated September 8, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Jin Medical International Ltd. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response. An amendment to the registration statement on Form F-1 (the “Amendment”) is being filed to accompany this letter.

Amendment No. 6 to Form F-1 filed August 31, 2022

Agreements with Named Executive Officers, page 121

1.	We note your disclosure on page 121 that you have entered into employment agreements with your executive officers. We also note your deletion of certain disclosure relating to the employment agreements with your CEO and CFO. Please revise to include a summary of the material terms of the employment agreements between the company and both Erqui Wang and Ziqiang Wang and please file the actual agreements rather than the form of agreements. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and revised the disclosure on page 121 to include a summary of the material terms of the employment agreements between the company and both Erqui Wang and Ziqiang Wang, and filed the actual agreements as exhibits to the registration agreement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Erqi Wang
Name:	Erqi Wang
Title:	Chief Executive Officer

Cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC